NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Capital One Financial Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Relevant Text of April 11, 2024 Ceres Proxy Voter Resources Newsletter

Capital One Financial Corporation

VOTE FOR ITEM 5

Shareholder Proposal Requesting Setting of Near- and Long-Term Greenhouse Gas Emission Reduction Targets for Lending and Investment Activities

Filed by the New York State Common Retirement Fund

Annual Meeting: May 2, 2024

The New York State Common Retirement Fund urges Capital One Financial Corporation (“Capital One” or the “Bank”), shareholders to vote “FOR” Item # 5 on the proxy, Shareholder Proposal Requesting Setting of Near- and Long-Term Greenhouse Gas Emission Reduction Targets for Lending and Investment Activities.

The Resolved Clause states:

RESOLVED: Shareholders request that Capital One set near- and long-term greenhouse gas emission reduction targets aligned with the Paris Agreement’s ambition to limit warming to 1.5 degrees Celsius for its lending and investment activities.

Shareholder Support is Warranted for Item # 5

Capital One currently lags behind its competitors when it comes to setting greenhouse gas emission targets, but it could follow the model of other banks including Bank of America Corp., Citigroup, Inc., JP Morgan Chase & Co., Morgan Stanley, and Wells Fargo & Co. by committing to set targets for high-emitting sectors in their lending and investment portfolios.

(1) Capital One lacks reduction targets for Scope 3 emissions related to its lending and investment activities.

While Capital One’s existing targets cover all other Scope 3 activities, the Bank’s targets do not cover lending and investment activities, indicating that Capital One is addressing only a fraction of its total climate risk. The shareholder proposal is asking Capital One to set targets to reduce these indirect emissions which represent the largest source of a bank’s emissions in an area where climate risk often lies. Shareholders are concerned that by financing projects or companies that lack alignment with the Paris Agreement’s goals, Capital One may face serious business risks.

(2) The proposal request is reasonable, and implementation should not be unduly burdensome

The proposal contains a reasonable request by the Bank’s shareholders – for Capital One to set emission reduction targets for its lending and investment activities. Implementation of the request should not be unduly burdensome because:

•	the request is appropriately narrow – covering only lending and investment activities – not the Bank’s credit card segment or auto loans business. The proposal includes a suggestion to consider the Science Based Targets initiative (SBTi) approach to setting targets for financed emissions. SBTi’s recommended best practices do not call for disclosure of Scope 3 targets that cover banks’ credit card segments or consumer banking loans for motor vehicles;

•	there is existing guidance from the Partnership for Carbon Accounting Financials (PCAF), which Capital One has joined, on how to measure and account for these financed emissions; and

•	several of the Bank’s competitors, including Bank of America Corp. [1] , Citigroup, Inc. [2] , JP Morgan Chase & Co. [3] , Morgan Stanley [4] , and Wells Fargo & Co [5] are already successfully reporting on their sectoral financed emissions reduction targets for their lending and investment activities.

(3) The proposal retains Board discretion regarding how, when and in what order of priority to set the Scope 3 targets related to lending and investment activities.

This advisory proposal is not overly prescriptive because it is not time bound, and it explicitly retains the discretion of the Board and management to assess emissions across its portfolio and take action as the Bank deems appropriate. For example, if the Board chose to do so, it would be reasonable for the Bank to focus on its highest emitting portfolios, such as oil and gas production and real estate.

While Capital One has made improvements to its governance and oversight of climate-related risks, the efficacy of these systems can only be measured if there are appropriate, clear goals established. Without a financed emissions target, investors lack information on how Capital One plans to reduce the material climate risks it faces in the near- and long-term.

Shareholders should support this proposal because it will provide investors with information that is key to fully assessing Capital One’s exposure to climate risks and the Bank’s strategies to mitigate those risks.

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For questions, please contact Eri Yamaguchi at the New York State Common Retirement Fund, eyamaguchi@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

1 http://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf

2 http://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf?linkId=20370556

3 http://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2023.pdf

4 http://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/Morgan_Stanley_2022_ESG_Report.pdf

5 whttp://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf